FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 15, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL LTD. ANNOUNCES CERTAIN DEVELOPMENTS

Netanya, Israel – January 15, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) hereinafter: the "Company") announced today that in preparation for the contemplated securities offering in Israel by IDB Development Ltd., the Company’s ultimate controlling shareholder,, IDB will be reporting the following information under its Israeli reporting obligations and, consequently, the Company is reporting the following developments:

1.
The Company's board of directors instructed the Company to prepare for a potential refinancing of part of its debt by offering the Company's debenture holders of certain series to exchange their debentures for new debentures of the Company's existing other certain series, in an aggregate amount of up to approximately NIS 430 million principal amount. Standard & Poor’s Maalot reaffirmed an ilA+/stable rating for such offering of debentures of up to NIS 430 million principal amount. The execution, timing, terms (including exchange ratio) and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of an amendment to the Company's shelf prospectus dated June 24, 2014, after having received the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE, approvals, publication of a supplemental offering report and the prior approval of the TASE for its publication. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

2.
Following its previous reports in this matter,  the Company has been negotiating a collective employment agreement with the employees' representatives and made an offer to the employees' representiatives, the estimated cost of which over the next three years will be approximately NIS 150-200 million. The employees' representatives did not accept that offer and the parties are continuing negotiations. The Company cannot estimate if and when such negotiations will result in agreements and what the final costs of such agreements would be.

3.	Following pervious reports in this matter, in the last few weeks, the level of competition and price erosion trends in the Israeli cellular market have further intensified.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We face intense competition in all aspects of our business" and "The unionizing of our employees may prevent us from executing nessecary organizational and personnel changes, result in increased costs or disruption to our operation", "Item 4. Information on the Company - B. Business Overview - Competition" and "Item 5B. Liquidity and Capital Resources – Debt Service" and the Company's immediate report regarding the Company's results for the second quarter of 2014 on Form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period – Debt Raising".

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the refinancing of debt and the amount thereof are subject to uncertainties and assumptions about the receipt of the ISA and TASE approvals to the shelf prospectus amendment and the TASE approval to the supplemental offering report, market conditions and sufficient offers received for favorable terms; said forward looking statements, relating to the estimated cost of the collective employees agreement, are subject to uncertainties and assumptions about whether the actual agreements will be reached and the actual terms, which could differ materially from the current estimate. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 15, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary